Exhibit (h)(5)

Wedbush Fund Advisers, LLC
1000 Wilshire Blvd., Suite 900
Los Angeles, CA 90017

Dear Matthew Bromberg:

This engagement letter #12 (“EL”) dated as of _______________ (the “Effective Date”) by and between Adviser Compliance Associates, LLC doing business as ACA Group (“ACA”) and Wedbush Fund Advisers, LLC (“Client” or “Fund”) incorporates the Standard Terms of Business between ACA and Client’s Affiliate, Wedbush Securities Inc. attached to Engagement Letter #1 and dated March 9, 2020 (the “Terms”). This EL, the Terms, and any addenda and/or exhibits attached hereto (collectively, this “Agreement”) set forth the terms and understanding between Client and ACA regarding Client’s engagement of ACA as described herein.

Any capitalized term used but not defined herein shall have the same meaning ascribed to such term in the Terms. To the extent that this EL is inconsistent with or conflicts with any provision of the Terms, this EL shall amend and supersede such inconsistent or conflicting provisions.

A.	Services.

RIC – Outsourced Fund Officer

Implementation

•	Registered Investment Company (RIC) Compliance Program ACA Onboarding - Conduct an initial review of Fund documentation and board materials. Attend onboarding meetings, as needed, to introduce the ACA team, handle transition matters and to review delivery and timeline of contracted services.

Compliance Program

•	RIC Compliance Policies and Procedures Updates – Provide suggested updates to the Fund’s policies and procedures. Updates may be based upon Investment Company Act and/or other regulatory requirements as well as the Company’s compliance and operational risks, as applicable.
•	RIC Unlimited Consulting – Provide consulting related to the affairs of the Fund as the Board may, from time to time, reasonably request in connection with the CCO’s compliance responsibilities.
•	RIC Regulatory Examination Support – In the event Client is examined by the SEC, ACA will provide up to forty (40) hours of support per exam to assist the Fund with preparation and/or response to examiner requests and/or findings. Twenty (20) additional hours allocated to regulatory exam support when ACA acts as Fund Chief Compliance Officer.
•	RIC Attend Board Meetings – Attend Board and Board Committee meetings (in-person and video/telephonic); no less than annually, meet separately with those members of the Board that are not “interested persons” of the Fund.
•	RIC Review of Board Meeting Minutes – Review Board meeting minutes as prepared by Fund Secretary or their designee for accuracy and completeness of Fund Compliance related content.
•	RIC Review of Service Provider Contracts – Periodically review Service Provider Contracts with respect to their Fund Compliance related undertakings.
•	RIC Review of Regulatory Filings - Review and comment on the annual update of the Fund registration statement / prospectus & statement of additional information, as applicable.

Wedbush Fund Advisers, LLC
EL #12

Compliance Program – Reporting & Due Diligence

•	RIC Quarterly CCO Reports - Prepare the quarterly CCO reports for the Board.
•	RIC Annual CCO Report - Rule 38a-1 – Prepare the quarterly CCO report for the Board.
•	RIC Due Diligence: Adviser – Conduct periodic reviews of the adequacy and effectiveness of the Adviser’s compliance policies and procedures.
•	RIC Due Diligence: Sub-adviser - Conduct periodic reviews of the adequacy and effectiveness of Sub-adviser(s) compliance policies and procedures.
•	RIC Due Diligence: Distributor - Conduct periodic reviews of the adequacy and effectiveness of the Distributor’s compliance policies and procedures.
•	RIC Due Diligence: Administrator - Conduct periodic reviews of the adequacy and effectiveness of the Administrator’s compliance policies and procedures.
•	RIC Due Diligence: Transfer Agent - Conduct periodic reviews of the adequacy and effectiveness of the Transfer Agent’s compliance policies and procedures.

Outsourced Officer

•	RIC Fund Chief Compliance Officer – Provide a qualified individual to serve as the Fund’s Chief Compliance Officer (“CCO”). The CCO will:
o	Determine if Client’s compliance program is reasonably designed to prevent, detect, and address violations of applicable law and amend the program as necessary.
o	Administer Rule 38a-1 policies and procedures, or similar state regulation.
o	Perform the administration, oversight and monitoring of Client’s compliance program.
o	Document the controls in place and any testing being performed by service providers, of key Fund compliance procedures, which may include collecting and organizing relevant compliance data, reviewing reports, investigating exceptions, and making inquiries of Fund management and the Fund’s service providers.
•	RIC AML Compliance Officer – Provide a qualified individual to serve as the Fund’s Anti Money Laundering Compliance Officer (“AMLCO”). The AMLCO will:
o	Develop and maintain AML policies and procedures for the Fund, designed to meet the requirements of the Bank Secrecy Act and USA PATRIOT Act;
o	Review the adequacy of the Fund’s AML policies and procedures and the effectiveness of their implementation; and
o	Monitor and review AML responsibilities that have been delegated to the Fund’s service providers.

Wedbush Fund Advisers, LLC
EL #12

In performing the Services, ACA may place relatively greater focus on specific topical areas and/or procedures based on Client’s unique business operations or risks, current regulatory focus areas, and/or Client’s subsequent instruction or request. The Services are designed to provide reasonable assurance to Client with respect to the areas covered by the Services and are not designed to be a comprehensive review of Client’s business activities. ACA does not guarantee that the Services will be favorably received by any regulatory agency or governing body. The Services may include ACA’s advice and recommendations, however, Client is responsible for all decisions made with respect to such advice and recommendations.

ACA does not offer legal or accounting services, nor does it provide substitute services for those provided by legal counsel or certified public accountants. If ACA provides forms or other documents to Client, the provision of such documents should not be deemed to constitute any form of legal advice. Although the Services may involve analysis of accounting and financial records, the Services are not an audit of Client in accordance with generally accepted auditing standards nor a review of the internal controls of Client in accordance with any authoritative accounting literature or other accounting standards.

B.	Fees.

[Redacted]

Changes to the agreed upon scope and/or engagement timeline could cause ACA to be unable to deliver the Services at the fee set forth above. ACA will notify Client in advance of any such changes to the fee.

Client agrees to reimburse ACA for all reasonable travel and meal expenses incurred by ACA in connection with the Services and in accordance with ACA’s travel policy. Upon request, ACA shall provide Client with reasonable documentation of any travel or meal expense incurred.

All invoices shall be payable to ACA within thirty (30) days of receipt. If any invoice remains unpaid for more than ninety (90) days from the date of Client’s receipt of such invoice, ACA shall have the right, in addition to any other rights and remedies under this Agreement, to suspend performing some or all of the Services until such invoice has been paid.

Invoices will be sent to the following Client accounts payable contact:

•	Client accounts payable contact name:	Matthew Bromberg
•	Email address for invoices:	Matthew.Bromberg@wedbush.com

C.	Term.

The term of this EL commences on the Effective Date and will continue as set forth in Section B of this EL, subject to termination in accordance with the Terms.

ACA welcomes the opportunity to work with Wedbush Fund Advisers, LLC Please indicate your acceptance of the terms of this Agreement by signing below and returning an executed copy to us.

Sincerely,

Adviser Compliance Associates, LLC

By:	/s/ Jaime Douglas
Name:	Jaimie Douglas
Title:	Associate General Counsel

Acknowledged and accepted by:

Wedbush Fund Advisers, LLC

By:	/s/ Matthew Bromberg
Name:	Matthew Bromberg
Title:	COO

Wedbush Fund Advisers, LLC
Outsourced Named Officer Addendum

Addendum to Standard Terms of Business
for Outsourced Named Officer Services

1.	The appointment of ACA’s assigned personnel as Client’s Officer is subject to approval of Client or Client’s Board of Directors/Trustees, as applicable. Client will ensure the Officer is a named officer in Client’s corporate resolutions and subject to the provisions of Client’s organizational documents regarding indemnification of its officers. Client shall make all decisions regarding the designation and term of the Officer’s appointment, and shall supervise the day-to-day activities of the Officer.

2.	The Officer shall be covered by Client’s Directors & Officers Liability Insurance Policy (the “Policy”), and Client shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after the Officer ceases to serve as an officer of Client on substantially the same terms as such coverage is provided for all other Client officers after such persons are no longer officers of the Client; and (c) continued in the event the Client merges or terminates, on substantially the same terms as such coverage is provided for all other Client officers (and for a period of no less than six years). Upon ACA’s request Client shall provide ACA with proof of current coverage, including a copy of the Policy, and shall notify ACA immediately should the Policy be cancelled or terminated. Client has and shall maintain policies of insurance with limits and coverage reasonable and customary for its business.

3.	Client shall provide the Officer with all necessary documents, records, and information necessary and/or appropriate to enable the Officer to perform the named officer Services. Client shall remain responsible for ensuring that it has required compliance policies and procedures and all books and records required to be maintained by Client pursuant to applicable laws, rules, and regulations are in place and maintained in accordance with such laws, rules and regulations. Client agrees that ACA and the Officer may, with respect to reasonable questions of law relating to its Services hereunder, apply to and obtain the advice of Client’s counsel, and the costs of such advice shall be borne by Client. ACA shall not be liable for its or the Officer’s action taken or failure to act in good faith or reasonable reliance upon the advice of the Client, or counsel to the Client; or any written instruction received by ACA and reasonably believed in good faith by ACA to be transmitted by the Client.

4.	Client agrees to indemnify and hold harmless the Officer from and against any damage, loss, costs, liability, or expense based upon a claim brought against the Officer or ACA arising out of or based upon (i) any action or inaction of the Officer taken in the performance of its duties and obligations under this Agreement so long as such action or inaction of the Officer was taken in accordance with this Agreement, (ii) the breach of any obligation, representation or warranty under this Agreement by the Client, or (iii) The Officer or ACA’s use of any Client Data in accordance with the terms and conditions of this Agreement, except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.

5.	During the term of this Agreement, and for a period of two (2) years from termination date of this Agreement, each party agrees not to directly or indirectly solicit or hire any employee or agent of the other party. If a party breaches this Section, such party shall promptly pay to the other party, an amount equal to fifty percent (50%) of the annual compensation due to such employee or agent during the most recent 12-month period of employment.

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